Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶 尊 電 商 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

APPOINTMENT OF DIRECTORS

This announcement is made by Baozun Inc. (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that each of Dr. Jun Wang (“Dr. Wang”) and Ms. Bin Yu (“Ms. Yu”) has been appointed as a Director with effect from June 14, 2024.

The biographical details of Dr. Wang and Ms. Yu are set out as follows:

Dr. Jun Wang, aged 47, has been appointed as a member of our board since June 14, 2024. He is the founding partner of ACCF Capital, established in June 2021, which holds Champion Kerry Inc. Prior to founding ACCF Capital with focus on consumer and technology investment across Asia Pacific region, Dr. Wang was a founding member and partner of L Catterton Asia from June 2010 to January 2021. From October 2008 to March 2010, he served as a Senior Associate at McKinsey & Company and worked as a Manager at Procter & Gamble Company from 2003 to 2006. Dr. Wang obtained his MBA from Harvard Business School in 2008, a D.Phil. in Chemistry from Oxford University in 2002, and a B.Sc. from Peking University, China in 1998.

Dr. Wang has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Dr. Wang shall be subject to retirement by rotation at least once every three years. Dr. Wang is not entitled to any directors’ fee.

As of the date of this announcement, Champion Kerry Inc. is a company controlled by Dr. Wang and thus Dr. Wang is interested in 26,469,422 Class A ordinary shares of the Company held by Champion Kerry Inc.

Save as disclosed above, as of the date of this announcement, Dr. Wang (i) does not hold other positions in the Company or other members of the Group; (ii) has not held other directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) does not have other relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) does not have other interests in the shares of the Company within the meaning of Part XV of the SFO.

Ms. Bin Yu, aged 54, served as our independent Director from May 2015 to May 2023. Following her tenure as an independent Director, Ms. Yu has been appointed as a consultant to the Company since May 2023 and has rejoined our board as a member since June 14, 2024. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd. from 2017 to 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc. since 2020, iDreamSky Technology Holdings Limited since 2018, and GDS Holdings Limited since 2016, all of which are companies listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2011 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Ms. Yu has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Ms. Yu shall be subject to retirement by rotation at least once every three years. Ms. Yu is not entitled to any directors’ fee.

As of the date of this announcement, Ms. Yu is interested in 6,723 Class A ordinary shares of the Company. In addition, Ms. Yu is interested in 35,000 options and 10,086 restricted share units, representing equal number of Class A ordinary shares of the Company, granted under the share incentive plans of the Company which remain unexercised or unvested as of the date of this announcement.

Save as disclosed above, as of the date of this announcement, Ms. Yu (i) does not hold other positions in the Company or other members of the Group; (ii) has not held other directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) does not have other relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) does not have other interests in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, as of the date of this announcement, there is no other information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters that need to be brought to the attention of the shareholders of the Company or the Stock Exchange in relation to the appointment of Dr. Wang and Ms. Yu.

The Board would like to express its warm welcome to Dr. Wang and Ms. Yu on their new appointment.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, June 14, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* For identification purposes only

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